Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

The following is from townhall meeting for employees of ReNew Power Private Limited on February 25, 2021:

Briggs: (silence)

Briggs: Hello? Hello?

Sumant Sinha: Can you hear me?

Briggs: [inaudible 00:07:53]. [foreign language 00:07:53]. Hello? [foreign language 00:07:53]. Hello? Hello? [foreign language 00:08:25] audio.

Briggs: (silence)

Sumant Sinha: Everything’s okay.

Briggs: Hello?

Briggs: (silence)

Briggs: Hello everyone. Am I audible?

Sumant Sinha: Yes, [Briggs 00:13:25], you are.

Briggs: Okay. So welcome everybody. We’ll be just waiting for another four to five minutes for more people to join. Thank you.

Briggs: (silence)

Sumant Sinha: Briggs, let me know when to start.

Briggs: Sure, sir.

Briggs: Yeah, so we’ll be starting now. Hello and welcome everyone to the CMD town hall. You all heard the big news yesterday, and first of all, let me congratulate all of you. To all the renewals at sites, at the new office, the hard work has paid off. And today we are starting on this enthusiastic note where Sumant wanted to give you the big news himself to the employees. Although yesterday there was a [inaudible 00:18:43] mail? and I hope you have all gone through it. So I’ll just head over to Sumant for the news, and I won’t be keeping that to myself. But before we go to that, there’s certain basic hygiene that you should follow in that town hall is do not ... Please keep your videos off and audios on mute.

Speaker 1: Please keep your videos off and audios on mute. There was also a do’s and don’ts mail, which was shared by the corporate communications yesterday. You can go through it to check what you have to do as basic hygiene around this news. After Sumant complete his presentation, we’ll open ...

Sumant Sinha: No, sir.

Speaker 1: After Sumant completes this presentation, we’ll open for a question and answer session and that’s about it. Sumant, over to you.

Sumant Sinha: Oh good. Thank you, Briggs. So thank you so much, everybody. It’s a pleasure to talk to all my fellow ReNewers and we have some really, really exciting news that I wanted to share with all of you today. It’s actually a very important news for us as a company, that is a very big step forward for us, and it is important for all of you to understand so I’ll take you through what the news is and tell you what it means for all of us and what it means for our future and what the implications are for our business and for each and every one of you.

So, and it’s really good to see that there are almost 636, 637, and the number is going up, it’s 640 now, of you, which is almost half the company. So that’s terrific. It’s always great to connect. And one of the funny implications of COVID, of course, has been that we’ve been able to start connecting with each other much more easily through Zoom and so on. And so that’s actually one of the unintended positive impacts of COVID.

So, but having said that, let me go straight into what is the news? What is it that we want to talk about? So, first of all, just yeah, so let me just pause there. First of all, how many of you are aware of NASDAQ? So NASDAQ, essentially, I tell you what the answer is. NASDAQ. So in the US, in New York, there are two stock exchanges. One is the stock exchange called the New York Stock Exchange and the other is the NASDAQ Stock Exchange. Now, all the major companies of the world, like Apple, Google, Facebook, Tesla, these are all listed on the NASDAQ.

And so the NASDAQ is actually one of the most, is one of the biggest, one of the most powerful stock exchanges in the world, which has the most number of investors who come in and invest. And some of the really, really top notch well-known companies of the world that are listed on the NASDAQ.

So why am I telling you this? I shall tell you why. I’ll just move on. Because the good news is, that we have decided to also get listed on the NASDAQ. And so, which is a New York listing. We are going to be listed outside India. Now why this is such big news is, and you can say, you can decide anything. How does that mean anything? And I’ll tell you why it means something.

So in the US, there is a new way of listing, which is called a listing through a SPAC. SPAC stands for a special purpose acquisition company. And I won’t go into a lot of details about it, but you can basically get listed through a SPAC and what we have decided to do is actually get listed through a SPAC called RMG Acquisition Corporation. And we are merging with that company, that company is already is listed on the NASDAQ. And essentially, therefore, we are going to directly get listed onto the NASDAQ as well.

Now, just to give you a sense of when the listing actually gets completed, which will take another couple of months to happen. Then at that point, the ticker symbol or the company that will be listed there, is a company that now is going to be called Renew Global Energy. It is a company that is now domiciled or set up in England in the UK. That company owns all of our businesses in India. And that company then will get listed on the NASDAQ and it’ll trade under the ticker symbol, RNW. Obviously, RNW stands for ReNew and all of this will get done in the next two months or so.

And as part of this whole transaction, you may then say, Oh, it’s going to happen two months later and so on. But really the way this whole process works is that you actually go talk to all the investors, you figure out who’s going to invest, what is the evaluation at which this investment will happen? You do all of that and then you make the announcement that we’re making today. And then after this, from here on, for the next two months, it’s just a process issue. But fundamentally, the deal is done.

So what I want to tell all of you is that this deal is now done. We are going to be listed on the NASDAQ through acquisition, through a merger with this company called RMG. And we will be called ReNew Energy Global Limited PLC, which is a UK listed company. And that company will own the entire ReNew Power group of companies in India.

Now, the important thing to remember here is the following, that we are being valued in this whole transaction at a value of $8 billion. Now, $8 billion is roughly equal to 60,000 crore rupees. So that is the value that is being assigned to us as a company. Now, this includes both equity and debt. So our equity value, which is what is going to be traded on the NASDAQ, will be about $4.5 billion dollars, which is about 32,000 crores. So that is going to be the value at which we will be trading in the market, right off the bat.

Now, the other thing I want to tell you is that as part of this whole transaction, we had got invested interest from where there’s people that we’d spoken to, new shareholders, etcetera, to invest $1.2 billion in buying shares of ReNew power. And what that means is that in the $1.2 billion, we our essentially, which is about 8,750 crores, we are essentially going to be raising for the company close to about 5,000 crores of that capital. The rest of it will go to some the shareholders and my existing shareholders who are selling their shares to some of these new shareholders. But the important thing is that almost 5,000 crores of new money, new equity, new cash will come into Renew Power and this would allow us to fund significant growth going forward. And all of you know that we have massive expansion plans.

Now, why is this so important? Why is this such a big deal? This is such a big deal, because it is in fact, the first major overseas listing of an Indian company via this method of listing in the US. So we are the first company that has done that, across anywhere in India. Okay. We’re also the first company in India after many, many years that is going to be listed in the US stock markets. So I think that, in both of those respects, ReNew has really blazed a new trail, and this is going to be a pathbreaking activity and exercise from that standpoint.

The second thing I would say is that this also gives us access to a lot more capital. Of course, we are raising 5,000 crores. And so that will be used to fund all of our pipeline for the next several years. And our view is that currently we have 5,500 megawatts of commission capacity. We have a pipeline of another 4,500 megawatts that we have won in the various government auctions. All of that 4,500 megawatts, we will now be able to construct. We only, of course, had cash in the company to do most of it. This will fund whatever we did not have cash for, will be funded now.

And in addition to that, we are going to be able to fund a lot more growth in the future as well. And our expectation is that by 2025, you know what our target was? Our target was to get to 25 gigawatts by 2025. Now, the reality is, with this capital, we are funded entirely for 20 out of that 25.

So I don’t think that capital will be a limiting factor for us to meet our growth targets after this capital is raised because what this also does is that this also gives us access, as I said earlier, to one of the biggest markets in the world, where there is a lot of interest to invest in Indian companies and particularly in Indian renewable companies, particularly in ReNew Power. So if we need to raise more money, we can always go to the market and raise more money. It is not a problem any longer.

So what I’m trying to tell you is that now, ladies and gentlemen, for us, capital will not be a constraining factor to whatever growth plans, whatever ambitious plans that we have set for ourselves. Okay. That is point number one.

Point number two is that, as we know, the Indian market is growing very, very rapidly in renewable energy. The government’s plan is to do 450,000 megawatts of renewables by 2030. Today, we’re at 90,000 megawatts. We have to add another 350,000 megawatts in the next 10 years. So will the market be a constraint to our growth? The answer is no. The market will not be a constraint to our growth either.

So what will be the constraint to our growth? It is not going to be capital. It is not going to be the market opportunity. The only constraint to our growth is going to be our ability to execute projects on the ground. And that, ladies and gentlemen, is entirely within our control, because it depends on the kind of organization that we have, the kind of ways in which we work with ourselves, the kind of systems and processes that we set up, the people that we hire and how we engage and collaborate with each other.

So now what I’m telling you is we have, with this one transaction, with the capital that we are raising, with the listing that we are doing, we are totally taking away the limitation of growth on account of capital availability. That problem is solved. Okay. For now and for the future.

Now, really we have to focus internally and build this great execution capability that allows us to do 3,000 to 4,000 megawatts of projects every year. So that’s really what we have to really, really focus on. So therefore, with the capital that we have, we have a lot more flexibility to act. Not just on building capacity, but any new business initiatives that we think make sense and any new growth plans that we think make sense.

And there are many, many exciting issues that are going on right now. There is the whole issue of batteries and storage that is going to become a very big deal in the future. The second thing is going to be around green hydrogen. That is going to be a very interesting thing that we will look at. There are going to be opportunities around developing more hybrid solutions, combining wind and solar and storage to come up with intelligent solutions for our corporate customers, as well as for the utilities. There are going to be a lot of changes in the power markets that are going to happen, which would allow us opportunities, new opportunities, in other parts of the power value chain. You’re going to be looking at the manufacturing side in both wind and solar to have better control of our backend manufacturing value chain. So there are lots and lots of things that we are doing, and all of those are things that we really, really need to focus on and really move forward very rapidly.

The other thing I would say is that, to me, the fact that over the last 30 days, 25 to 30 days, the finance team and I, we spoke to at least 50 to 60 global investors. And I must tell you that the feedback from global investors was very positive. They all liked what they heard. They loved our company and most of them have agreed to invest in our company. And it’s very important for us that we basically develop a good relationship with these investors, because once we promise to them, we deliver to them, then we have access to go back to the market, it’ll impact our evaluations, and it is very important for us to do that.

So I think we’ve got very good feedback from global investors. It’s validated our company’s storyline, our vision and our mission. And I must say that, for me personally, it was very, very gratifying and very nice that we got such a strong feedback from global investors about what we all together have created in this journey so far.

And so I think all of us, all of us, each and every one of us, needs to be really, really proud of the effort that we have put in, of the company that we’ve created. And the biggest strength of our company is ourselves, is our people, is all of us working together. And so I think that is, to me, the biggest learning of this whole activity.

And I must lastly say that this is obviously one of the most important landmarks in our company’s journey so far. I would say that the other things that I can think of in our journey, which were of similar importance to us was the very first time that we got funded, the very first money that we raised from Goldman Sachs 10 years ago, was a very important event because that’s obviously what got our complete moving forward. Okay.

And let me just tell you that just today, in recognition of this, I got a mail from the CEO of Goldman Sachs, the current CEO of Goldman Sachs, and they’ve been our partners for the last 10 years. Okay. And this is what he said and I’ll just read it out to you. This is from a gentleman called David Solomon. He’s the chairman and CEO of Goldman Sachs.

He says, “Sumant, I hope this finds you well. I wanted to extend my best wishes and congratulations following the announcement of ReNew’s merger with RMG II. Well done. As you know, we deeply value our relationship with ReNew and are thrilled to have partnered with you in this milestone for your business. Thank you for your trust in our firm. We wish you continued success and remain committed to helping you execute your goals over time. Please don’t hesitate to call on me directly if I can support you in any way. Best, David.”

Now, David Solomon is the CEO and chairman of the biggest investment bank in the world. They’ve been a partner through this journey. So I’m just saying that it’s a very, very important step. As I said, it’s on par with the first time they funded us and they’ve been partners in our journey.

Other landmark, I would say, which is very important for us, is the commissioning of our very, very, very first wind farm, 25.2 megawatts, in Jasdan. And we had a big inauguration at which the honorable Prime Minister, who was then Chief Minister, had also come in and inaugurated our wind farm.

So I would say this, this what we’ve achieved right now, is kind of on par with those very, very significant aspects of our evolution. So I think an important milestone and important step forward for us.

Just go to the next page.

Now, what has worked for us so far? And this is a very, very important learning that I thought I’d share with you all. And then I talk about the other aspects of how the process went and so on. But it’s very important to recognize the things that have got us to this point.

So I think the first and most important thing is that when I started this company and in our first few months and years of our evolution, you know ... (silence).

Yeah, sorry. Can you hear me now?

Speaker 1: Yes. Yes. Yes.

Sumant Sinha: Okay, cool. Sorry. For some reason I dropped off. But what I was saying is that it’s a very important thing to recognize the kind of company that we’ve created right from the beginning. Right? And our focus has been very strongly on integrity and having a very strong sense of ethics. Not just work ethics, but ethics in general. We focus very much on corporate governance. It’s not easy to do that in the Indian context. It’s not easy to do that because a lot of other companies work in a very different way from us.

But right from the beginning, we’ve tried our absolute best to have the highest standards of integrity and corporate governance and ethics. And it’s something that we’ve had to look at and question and it’s raised doubts in our minds, but I must tell you that over time, what it has done is it has created a certain reputation for us. It has created a certain background for us. It has created a certain storyline for us. And I think that is really all the things that matter, when you finally go to global markets, when you talk to investors and when they do diligence on you and they find out that here is a really clean company that operates in the best possible way. I think all of that helps.

And I’m so, so, so glad that all the decisions we took about growing our company in a certain way, all of that is really being rewarded. It is being rewarded ultimately. And I’ve seen so many other companies that have operated in different ways that did not follow the same kind of path that we did, actually falling by the wayside. I find that that is really very, very disturbing, disturbing in the sense of what they did, but it’s really, really positive from our standpoint. And I find that it’s really positive in that sense.

The second thing is that we’ve created a company which as an absolutely stellar track record. We’ve got a company that has really, really got a track record over 10 years, where we’ve actually delivered consistently what we promised. And in doing that, we have been able to really, I think, give people the view and the sense that here is a company that we want to partner with, here is a company that delivers what it says they are going to deliver. And so the company that delivers what it says it will deliver. And so, I think that’s a track record that we really, really need to maintain as we go forward as well. So, we’re a clean energy company, we’re a fuel play. If somebody wants to get exposure to renewables only in India only, then we are the way to play that whole sector and that whole space.

And the last thing I would say is that we have ambitious growth plans. Yes, of course we do, like any commercial enterprise or entity would have. But we also have honesty of intent. We are very clear about what we want to do. We’re very sincere about what we want to do, and I think that is something that reflects in the way we come across with all of our partners and our stakeholders and our vendors. That’s the kind of reputation and track record that we really need to maintain and build on going forward. So I think honesty is very critical. We have to continue maintaining it. And of course, ambition to continue to drive our growth is very important.

Now, what does this mean for all of us ReNewers? So let me talk a little bit about that. Number one, obviously, all of you know that in terms of commission capacity in India, we’re the largest company. With our pipeline, we are among the largest companies as well. But more important than that, as I said, we’re a company that has the best reputation in the marketplace. You ask people, “Which company in renewables in India comes to mind?” I’m 100% sure they’ll say it’s ReNew Power. And it is because we’ve built the company really, really carefully. And I think as we therefore look forward, and as we look at the growth opportunities in the future, I think for those of you who really, really want to really do well and who have a strong work ethic, there is no better place for you than ReNew.

And I can say this with sincerity, we want to be a very good employer. We want to create a really good place for each for and every one of you to work in. And therefore, with this new capital, clearly there is going to be a lot more in terms of growth opportunities as we expand our business, as we look at newer areas. There will be a lot of opportunities for growing and learning different things and doing things in different ways. And here you will have to take the lead as well individually, and see how you can learn and how you can contribute and how you can create this organization as we go forward. So I think that is very important.

The second thing, and again, please look at our work principles, because while I wrote those work principles about five, six years ago, they’re still as valid today as they were then, and they will continue to be valid in the future as well. So, work Ok, take focus on the long-term, focus on building the organization, very, very critical. So continue please to do that as well. And then obviously, you guys work at ReNew Power, and ReNew Power, as I said earlier, is the best company to work in in our sector, and perhaps one of the best companies to work in in India. So for each of you, you can be even prouder than you were earlier. And I think your brand equity of each and every one of you will go up. I think all of you can really go with your head held high and tell people that you’re working at ReNew Power. I think that everybody will now looking at you a little bit differently, because we are a company that is not just going places, but actually has gone places already. And hopefully we’ll go even further in the future.

Now let me talk a little bit about the process of... And by the way, if you just... Okay, let me just go forward. So, what are the process and how did this whole thing work out? First of all, so let me give you a little bit of behind the scenes feedback on how this whole thing happened. So, we were looking at this at our capital raising, because obviously we have a big pipeline that we wanted to make sure that that gets fully funded and that we have the ability of continuing to raise capital for the future as well. So we were looking at various options, and of course we also knew that eventually we wanted to be a listed company. That was also very much in our minds. So we had been looking at various options, including strategic investors and so on.

But fundamentally, we then started looking at doing a SPAC really only by the middle of December. And it worked very, very rapidly. Literally within just about two months, the whole thing got done. As I said, it was very, very intense. All of us worked tremendously long hours. We had to spend a lot of our time over the last two months in doing this, therefore some of you may have seen at least that I was not as actively engaged in business issues. But there were two, three different aspects of this transaction, because not only were we raising capital, but we were also going to become a listed company. And a public company is very different from what we are right now, which is a private company with shareholders who have a shareholders’ agreement and so on. And so we also had to think about what we might be as a public company, how the governance would work, what the board of directors would be like, and so on. So all of that also had to be discussed with all of our shareholders, and negotiated with the existing shareholders and the new shareholders.

So not only was it a question of talking to investors and getting feedback from them and building the book and getting the deal structured, but it was also a question of looking at all of our governance issues and thinking about how those would be managed in the future. So a lot of work therefore had to happen, and I must really, really strongly, and with the bottom of my heart, thank all of you who were involved in this very, very intense exercise, particularly the whole finance department, corporate finance, the legal team, secretarial, the corporate communications department. All of you worked tirelessly, worked very hard, and worked long, long, long nights. I know that a lot of you didn’t get a lot of sleep over the last month, month and a half or so, while this process was going on. And I really thank all of you who have really worked so hard on this.

To me, it was one of the most intense exercises that I have been part of, and believe me, I’ve been part of a few in the past. And it was also very tense. It was tense because the stakes were very high for us. We wanted to make sure that this whole thing goes smoothly, that all the things that we needed to put in place for us to manage ourselves as a public company, all of those will be put in place right now as well. And so therefore, there was a lot of hard work, there was a lot of stress during this period of time, and as I said, I must thank very, very deeply each and every one of you who was involved in making sure that this happens. And for all the hard work that you all did, thank you very much.

Okay, so the last point really says that it’s not just the last two months, this is really the culmination of the last 10 years of effort and work. So therefore, every one of you who’s contributed, thank you so very much for that, because that really is what has made all of this possible. Now let me just say one word of caution. Number one, the deal is not done. It is not done, and it is going to take two, three more months while we announce the transaction. It is going to take a little bit more time, two to three months, to get all the paperwork done, all the filings to be done that we have to do, get all the regulatory approvals. We have to file with the US regulator, get their approvals. We have to file with the Competition Commission of India, get their approvals. So there’s a little bit of work that still has to be done. But in the meantime, while all this is happening, our stock has already started trading in the NASDAQ, and therefore, you should assume that we are now a listed company.

Speaker 2: Hello?

Sumant Sinha: Now, what is very important is to recognize that there are some very significant do’s and don’ts, and all of you really need to read these very carefully. We can’t be really doing any trades in our company’s stock or in the stock of RMG, which is now trading as if it were ReNew. So please be very careful, read all the do’s and don’ts very carefully, and follow those please. Because US securities laws are very, very strict, and I don’t want to have any of us getting into any issues because of issues around just lack of awareness of the rules and regulations. So I think that is very, very important, so please do stick with that.

And I think various mails are going to be sent out to you, so please read them carefully and follow them very carefully as well. And for the next two to three months, please, my suggestion would be, don’t talk to anybody externally about some of these issues, because you never know what is confidential and what is not. And while I’m of course sharing everything with all of you, I think it is better that we keep it limited to a smaller group and not share it too much with the outside world, except beyond what is already publicly known.

Go forward. Now, obviously I think I’m certainly proud to be a ReNewer. I hope all of you are as well. Let me do a couple of more things. Number one, what I want to tell all of you is that I know that a lot of you have worked very hard to get us to this point. And as I said, I’m very thankful. I’m very happy.

I’m very proud. I’m personally very delighted that we reached this point, but I also want to make sure that we as a company acknowledge the effort that all of you have put in over the so many years. And just because somebody is working far away from the HO, or at the site, or anywhere else, or may not have interaction with the senior people, that does not mean that we don’t recognize your efforts. That is not at all the case.

And so what I want to say is that, as a result of this transaction that is happening, for a lot of you what we will do is, and we’ll announce the exact details separately, is that we’ll actually make sure there is some reward for each and every one of you. And so that is something that we will announce as we work through the details of that. And the reason I’m not announcing it right now is because everything has happened so fast, that it’s been very hard to get everything done at the right time. But nevertheless, let me say that we will make sure that all of you benefit from this event that is taking place, this milestone that we are all achieving together. So, we will certainly make sure that in some way, that everybody benefits from this.

So we will make that announcement. And the way we look at it is, depending on how long that you’ve been working in ReNew, and for people who’ve been working for at least a certain time and longer, we will make some sort of a financial incentive. And we’ll put that together perhaps at the time when the deal closes, which will likely happen in June or July. And then, again, spread it out over a little bit of time. So I think that is something that we’ll definitely look at doing. It’s a small token of our way to say thank you to each and every one of you who have helped contribute and get us to this point.

Let me also do the following, I want to call out a couple of folks who have been there in the journey right from day one. And I’d like to hear from them as well. And so to the extent that you guys are there, please be prepared. I’m going to call on three or four of you and ask you guys to give your thoughts about your journey over the last 10 years. And since I said 10 years, I think most of you will know who you are. So let me first call on Ajit. Ajit, are you there? If you can unmute yourself and if you can put your video on, that will be great.

Yes, Ajit. So just talk to us a little bit for half a minute of what your journey has been like, because you will always have the record of being in some ways the first person who joined us from the outside into ReNew Power directly.

Ajit: Yes, [inaudible 00:50:59].

Sumant Sinha: So tell us about your time with us over the last 10 years. We of course are delighted that you have been there with us for so many years. Well, we get to hear your thoughts as well.

Ajit: Thank you, Sumant. [inaudible 00:51:13]. So, yesterday actually myself and [inaudible 00:51:16] service, we were discussing this. So, whatever’s thinking about, it’s actually I’ve been through a lot of due diligence. So this due diligence, actually, in the terms of technically, the contribution was less. Because the earlier due diligence they used to was a lot, actually. So now we have a [inaudible 00:51:37] for due diligence. So thank you, Sumant, it’s your leadership. Because of that, we are in this level. So we are proud of that. So now we have a very good market name. So ReNew is the strong company. So people, all the companies, want to work with us. So thank you, Sumant. So, thank you very much.

Sumant Sinha: Okay, great. Thank you. Thank you, Ajit. Okay, now let me ask Nikunj. Nikunj actually came and joined me when I didn’t yet have an office and I was working out of our business center. And I remember that he came and I interviewed him, and I was wondering, “Why would somebody want to join a company that doesn’t even have an office at this point in time?” And yet, Nikunj came over and started working. And he’s done a phenomenal job over the so many years. Nikunj, are you there?

Nikunj: Yes, Sumant. Hi.

Sumant Sinha: Yeah, Nikunj. Your thoughts?

Nikunj: So look, I’ve been called two, three times to talk about my five-year and ten-year awards [inaudible 00:52:41] I have talked about how I started this. I really ended up joining ReNew because I was doing a kind of work [inaudible 00:52:48] averages, and their [inaudible 00:52:51] equity in [inaudible 00:52:52] division. I figured that this is only one part of the whole thing, which I have seen. And it’s a big team, and I’m part of a big team, which is doing a lot of pitching back then. And therefore wasn’t sure of success, which they will achieve and then I will achieve, and then [inaudible 00:53:10] more exposure, which I will then gain. And when I met Sumant, just like that, like Sumant said, exactly that happened for me. And I just went [inaudible 00:53:18]. I thought that there’s a lot of meeting of minds, so therefore why not take that plunge?

And then I spoke to my brother, who was saying that, “You have careers of career in front of you, this is just one choice. Just take it.” And then there was time then and there’s time today, I haven’t regretted it one bit. And that’s not because we have been successful throughout. We have had set of issues also, but we have been able to come out of it very successfully. And what I also wanted to add, which Ali has asked speak about our journey, the most enlightening thing which happened in the last three, four years. So basically, at any point in time when we raised capital for the company, starting from Goldman to ADV, to RDR, JERA, it was always success. And we went out in the market, we spoke to six, seven guys. There were two, three guys interested in us. We optimized a little bit on the valuation and really hard money.

And even after round, we were sort of skeptical that obviously it was a difficult process but, “How do we end up raising... We get lucky all the times, therefore maybe something will go wrong at some point. So therefore, we should remain cautious.” And I have a tendency to always see the other side as to what could go wrong. And then the inevitable happened when we had to culminate at the most important event, which, it was just to happen and it 2018 and it didn’t happen. And it didn’t happen. And then after that there were a series of issues, the AP issue, the US Bank failure, and so many other things, which were piling on. And [inaudible 00:55:01], for me.

But after that, what I realized was that we had the senior management offsite, at which Sumant said that now we are going to be aggressive back again. And we started building capacity. And at some point we were questioning ourselves as to why we are doing this because we don’t have this [inaudible 00:55:15] … capacity. But we won that capacity in the time when everybody felt there’s no visibility of capital and we got the best of projects. And those projects really helped us raise this capital, which we are raising today. Because those projects really are the projects which we are going to do, which the investors can seek and build. We’ll get our growth, which we wanted to.

So therefore, from that low we were actually able to come out at this point, high, which is like the highest, which we haven’t been talked about in the last four, five years. So this is to me, a really, really important victory because it’s really come back from a very low point in time, which the entire sector and the market went through. So, yeah, very, very happy about that.

Sumant Sinha: Great. Thank you, Nikunj. Okay, let me call a couple of other folks. Behrang? Are you there, Behrang? Are you there, Behrang?

Behrang: Yes. So good morning, everybody.

Sumant Sinha: Is your video on, Behrang?

Behrang: Can you hear me, Sumant?

Sumant Sinha: Yeah, we can hear you, but is your video on?

Behrang: Yes.

Sumant Sinha: Ah, there you are.

Behrang: Yes.

Sumant Sinha: Yeah. Ah, there you are.

Behrang: Yeah.

Sumant Sinha: Go.

Behrang: So I don’t think I have no words to express the excitement. It’s like matter of pride for all of us. Whatever we did in the 10 years, we were able to take the full advantage of that. There are many, many stories, but these aren’t the right moment to tell all the stories. But one story again I’ll repeat, my first day in office. I opened head offices door. That’s the kind of the place we started, for the, especially for the new guys who were joined, just or maybe it’s the one or two years back. They covered total office size was less than the size of over the current Sumant’s cabin. That was the kind of office we started with. But it’s really a matter of right. And deliver many for us. And I think we celebrated everything. We commissioned the first 25 megawatts [inaudible 00:57:30] there. We did a hundred megawatt fiber, then one gigawatt because everybody, after that, we stopped celebrating because we were continuously adding that. And the important is everybody has contributed and being the vendor had, I should say that. And this is a matter of pride. I’m saying that we didn’t drop even a single project because of find the non-availability. We never feel this issue like funds were not available. Others were struggling to fund the fact that equity or debt or something. But I can probably say that we decided that this is a project vision and desired, and then the team would raise funds for them.

Actually, I should say, tend to all the sighting the field team who have contributed. As someone said that everything happened in last two months, but then the kind of blood and sweat, which has gone behind it for the last 10 years, that needs to be appreciated. But then as you said to someone that now there are many more responsibilities. We will be under strict scrutiny. We give all kinds of duties but I think it will be difficult. And beyond the point now and then give the message with the messages and then start with from tomorrow. Because the kind of commitment we all have made to shareholders to the new setup, this is permanent. And everybody’s day in, day out to add to megawatts with safety and quality. Thank you.

Sumant Sinha: Great. Thank you. But let me call on one person who’s been with me right from the beginning, virtually Ms. Shelly, Any thoughts from you?

Ms. Shelly: I’ve been with you from the beginning, but as far as ReNew is concerned, I decided I should stay out of your way at work to the extent possible. I’m not sure if I was successful, but very proud of what has been achieved. Sumant, I see you very closely so I can tell everybody and share with everybody that I haven’t seen anybody work so determined. In such a determined manner and so hard, and so passionately at the cost of health, family and everything else. And all I want to say is that congratulations and a big well done. So that’s where the nice wife stop part stops, right? And then, the real renewal part is in the spirit of ReNew that every milestone is the beginning of a journey, is always the beginning of a journey. So for those of you who have been here for some time, perhaps as Behrang rightly pointed out, that it does feel like it’s the beginning of a journey and not a culmination of a real mind.

So I think we have to learn to do that and really absorb and just cherish what has been accomplished. Because really what has been accomplished by any measure is really exemplary, quite incredible. I think every professionals or entrepreneurs or an entrepreneurial teams’ dream. So all I wanted to say was, well done team. All of you, I mean, from sight to the businesses, to people who’ve been with us from the beginning. To every newcomer who joins, I don’t think any of this is possible without each one of you. All I feel is a great sense of pride. I’m very grateful that I have a very, very small part to play and really cherish it. So as they say, the journey has begun and we really have to make it happen. So, thank you. And well done everybody. All of you and my God, especially folks in the finance team, I want to call out. And others, there are many others in the business team and everybody, especially some people the way they have worked over the last few weeks. Well done and thank you.

Sumant Sinha: Thank you, Ms. Shelly. I think you’re underestimating your own role in this whole journey as well. You’ve again told us, reminded us that this is just the start of the next journey. And so therefore you are again, setting new targets and horizons for us. Which hopefully we are able to move forward on and deliver against. But no, thanks a lot for very, very much for the partnership and for the many years of tolerating, a lot of my stress and issues and so on. So a big thank you from my side personally, to you for that. Okay. Let us move on. Let’s also hear from Kailash. Kailash, are you there?

Kailash: I’m here. Hi. No, so obviously it’s very gratifying to see what all of us have achieved at ReNew. And one to answer your question, which was Nikunj, what sort of attracted me to join you back then? Was obviously, I’ve seen you work very closely at the Baylor group and your leadership style

Ms. Shelly: Sorry to interrupt you, Kailash. But would I be wrong in saying that you actually met Sumant before Nikunj did or no?

Kailash: Yes, I did meet someone.

Ms. Shelly: Just to get the facts right.

Kailash: I did meet Sumant I think in August, in the hotel lobby.

Sumant Sinha: Okay. Carry on. No, listen. Talk to us a little bit about the journey over the last 10 years.

Kailash: So obviously, when they started off working, we hadn’t imagined that we get here, right. And, and for everybody’s benefit, you’re not the first business plan that we had put together had 600 megawatts of capacity in five years’ time. And maybe that would have doubled or tripled. And we all know where we stand today, which is 10 times at capacity. And then, we are obviously targeting another four times good or where we are apparently. So obviously, if there’s targeting, when I first understood the business, I was wondering. That how we want to finance so much in the so capital intensive business. In any other business, typically, the CapEx is part of your cost and the balance is raw material that you buy.

And then, you use it for manufacturing. In this business, everything has to come in upfront, right? And capital terms. So it is our raw material in that sense. So it was obviously, a very tall order to obviously do so much capacity funding and everything else. And I’m surprised how it has been done and delivered. And obviously it’s the quality of the projects that we bought from the business teams. The execution quality and everything else, which went into it and the blood and sweat that Bahram talked about. So obviously, big thank you to do all the people on the sites and all. So it brought obviously a fantastic journey. And obviously, the biggest contributed in this entire journey was obviously, Sumant, as we are all aware. He is very ambitious. He’s very aggressive. He wants to do 10, 20 things at the same time.

And we can’t keep up with that. Somehow we managed to scrape to, but luck plays a big role, I would say. But it’s obviously hard to be in someone’s position to do so many things at the same time. So I frankly, don’t know how he manages and he’s working like I think 18 hours a day. And then just thinking about renewal all the time. So Sumant, I don’t know how you do that, but obviously a big Congratulations to you for what you’ve achieved the way here. And obviously it’s great that I was part of this journey.

Sumant Sinha: Great. Thank you, Kailash. Okay. Let me open it up to any questions. So if any of you have any questions, please write your questions on the chat box and then let’s take it from there. But thanks a lot, Kailash. Thanks for those nice words.

Kailash: You deserved it.

Sumant Sinha: Thanks. I think all of us do. Okay. So any, any questions from anybody?

Ms. Shelly: You know, I just want to say one thing without like, being very fussy about this. But it does take a follower to make a leader. So you might want to think about it, Kailash. Nobody believed in, I think this idea, as you rightly said that nobody ever believed that it could be a business model.

Kailash: Absolutely.

Ms. Shelly: Think about for everybody on this call. That I think nobody believed that this could really be a business model, which could be profitable when we were thinking about it in 2010.

Kailash: Absolutely.

Sumant Sinha: Okay. I’ll say one more thing while you guys are writing your questions. I see one question from our contract Misha, “the moment that left you most teary eyed in this journey.” The thing that left me most teary eyed actually, literally, in tears was actually in this journey and it still leaves me in tears, was losing undergrad Bonnie in this journey. That was very sad, actually. I know he was the valued colleague and partner, and I wish he had been here with us to see this. And that is, I think a really sad moment, at least for me personally. And to just very sad to lose him like this. Of course there’ve been many highs, many positive experiences, but that is one of the sad experiences. Okay. Any other questions?

Breej: So I have a question, Sumant. And I think many of us would like to know this, what really drives you? That one thing that drives you to do all of this work 18 hours a day, as Kailash said. What is that thing?

Sumant Sinha: So you know Breej, if I had the answer to that question, honestly, speaking, then I may not want to work so hard. I sometimes get driven. I don’t know why. Okay. And I sometimes wonder, why am I working so hard? Why am I doing what I’m doing? And I don’t have a great answer for the question. It’s just that I enjoy it. I feel that it’s important to get somewhere. And that’s why I push hard. I mean, I it’s just that to me, there are so many opportunities out there that if we don’t capitalize on them, I think we sell ourselves short. Or we don’t just do enough justification for ourselves or to ourselves. So, and that’s one aspect of it. The second aspect is also that we are doing a very good thing. We are doing a socially useful thing and therefore, why not do as much of that as we can. So we have a sense of purpose. And I think that sense of purpose is very important to drive each and every one of us.

Nikunj: Great, Breej. The question, should we be the distributor? The second part of that, we can the is why do you push solar solar?

Breej: Because the drama, the reason I push so hard is because I cannot do everything myself. Ultimately, it’s all of you have to do it. So my job was actually pushing. It’s everybody else’s job to do. I mean, of course everybody has a job also to push to some extent. But my job is fundamentally to push. I don’t have any other job. I got was to set targets and push.

Nikunj: So I think everybody’s very aware, overwhelmed, then I am seeing the vicious boring and then questions. But we have sort of stuff.

Ms. Shelly: Bunjan has raised his hands. Also, Bunjan, sorry, her hand.

Sumant Sinha: I was just asked a question. How do you manage your stress? I don’t manage my stress very well, frankly, unfortunately. But you know, I think coming home, spending time with family, trying to watch some, read books, take your mind off. I handle other ways in which you have to try to manage.

Nikunj: Hmm.

Sumant Sinha: And you know what, one more thing, let me say, that we, of course, could not do renewals this year because of the COVID pandemic. But we will get together later in the year. I think once all of you have got your COVID vaccinations done. Which may take another three, four months to happen maybe longer, maybe not. But whenever that happens, we will all get together and we will celebrate wildly. We will celebrate with losing all our innovations. We’ll have a great time. Okay. So I heard that that’s something that we should all look forward to. So, that is something that we’ll do hopefully a few months down the road.

Nikunj: Kaushik has a question. If you look back one thing to change in this journey, which will help us to do the change management and coming days

Sumant Sinha: That’s too complex. A question to answer, I’d have to, first of all, think about it.

Nikunj: It says, what risks do you see in the future?

Sumant Sinha: A lot of risks, obviously execution risk. Is there the fact that we’ll have a new set of shareholders who, you know, who has, as bill said, really don’t care about wind blowing or not blowing. They just want to deliver, see results delivered. I think those are things that are going to be very important. And therefore we have to be very careful about what promises we make and what we deliver. And unfortunately, the promises have already been made because as part of this process, over the last one or two months. As we’ve been talking to investors, we of course have been talking about what we intend to do, where you intend to take this company and so on. So in some ways we consider the processes of all the promises have already been made. Now really it’s up to us to deliver.

Sumant Sinha: And I’m of course happy to share it some of you with the leadership team, what those promises are. But really that’s what we have to now move delivery. So that’s one big risk. The second risk is that this is India and therefore there is always a risk around regulations and policy and so on. So that’s another big area that we have to constantly look at managing. And the third risk in some ways is competition because competition is also increasing as we go forward. So we just have to, and when I say competition, I’m not concerned about the bigger companies. I’m really concerned about the smaller guys who don’t understand the business and who come in and start doing crazy things. Those guys that spoil the market.

Nikunj: This is a question from Jen, may there going to be some option for employees to buy the new shares and or discount?

Sumant Sinha: So no, unfortunately not. You have to. And there’s another question you can buy review shares only overseas because you’re not listed in India. Our shares will start training under the ticker symbol RNW as I said, once the deal closes a couple of months down the road, but be very careful about buying new shares because there will be a lot of blackout periods for management of ReNew. At which point in time, you will not be allowed to buy shares. So any purchase by any ReNew employee or their family members or anybody affiliated with them, has to be cleared through the company secretary. Okay. You can’t just randomly go and buy ReNew shares or even RMGB shares. RMGB is the company that we’re merging in two. They are now trading as if they are ReNew, so you can’t even buy those shares. Okay. So please be very careful, as I said earlier, to not just buy shares of ReNew, just like that. You have to get internal approval now, before you buy any of the new shares.

Nikunj: Okay. So because us, can, we now finally develop projects abroad?

Sumant Sinha: Why do we need to develop projects abroad when the market in India is so large and so vast? So I think let’s focus on the Indian market. Let’s make sure that we’ve capitalized fully. I think once we’ve done that and we feel that we are, there are still opportunities for us to pursue outside. Then I think we look at that market, but I think for the timing, let’s focus on getting it right in India.

Nikunj: Great. So I think, you know, the wishes are already pouring in. As I said, everybody’s very overwhelmed at ReNew. If you have any questions, you can write to Sumant directly or to corporate communications. But before we end this, to amalgamate, what [inaudible 01:14:22] said, a lot of hard work blood and sweat has gone into this journey. And as we highly said, you know, starting off another journey, a bigger and a better journey. And on behalf of all the ReNewers, Sumant, we are very grateful to you. And you are a leader by hard work, by style, by achieving what you believe in. And again, you know, we all have our respects for you. And of course this milestone also does something for us. As we go abroad, we inch closer to our vision, which is to be the best energy company in the world. Thank you everybody. Thank you, Sumant, for giving us this milestone and you know, same goes on those words. Thank you again. Thank you everybody.

Sumant Sinha: Thank you.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.